SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                UGC Europe, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90268P 10 2
                   --------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 17, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP No. 90268P 10 2             SCHEDULE 13D                 Page 2 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Perry Corp.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                952,525
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               0

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                952,525
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IA, CO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 90268P 10 2             SCHEDULE 13D                 Page 3 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Richard C. Perry
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                952,525
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               0

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                952,525
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        HC, IN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 90268P 10 2             SCHEDULE 13D                 Page 4 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Everest Capital Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                576,521
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               0

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                576,521
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   0

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IA, CO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 90268P 10 2             SCHEDULE 13D                 Page 5 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Salomon Brothers Asset Management Inc
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[X]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               1,700,880

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   1,700,880

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        CO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 90268P 10 2             SCHEDULE 13D                 Page 6 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Citigroup Financial Products Inc. (f/k/a Salomon Brothers Holding Company Inc)
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[X]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               1,700,880

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   1,700,880

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        HC

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 7 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Citigroup Global Markets Holdings Inc. (f/k/a Salomon Smith Barney Holdings Inc.)
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[X]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               1,700,880

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   1,700,880

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        CO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 8 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Citigroup Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[X]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               1,700,880

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   1,700,880

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        HC

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 9 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               255,257

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   255,257

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 10 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital General Partner, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               255,257

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   255,257

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 11 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital Holdings, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               255,257

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   255,257

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        OO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 12 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Partners
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               255,257

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   255,257

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 13 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               728,766

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   728,766

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 14 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital Management, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               728,766

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   728,766

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        PN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 15 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Silver Point Capital Management, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               728,766

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   728,766

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        OO

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 16 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Edward A. Mule
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               728,766

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   728,766

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 17 of 51
----------------------                                        ------------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Robert O'Shea
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF

        SHARES          --------------------------------------------------------
                        8       SHARED VOTING POWER
     BENEFICIALLY               728,766

       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
                                0
      REPORTING

        PERSON          --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
         WITH                   728,766

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,958,695*

--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.9%*

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        IN

--------------------------------------------------------------------------------
        * See Item 5 herein.
--------------------------------------------------------------------------------

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 18 of 51
----------------------                                        ------------------

INTRODUCTION

This Schedule 13D is being filed to report the formation of a group for the purpose of acquiring, holding, voting or disposing of securities of UGC Europe, Inc., a Delaware corporation (the "Company").

Item 1. Security and Issuer.

This statement relates to shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"). The Company's principal executive offices are located at 4643 South Ulster Street, Denver, CO 80237. The number of issued and outstanding shares of Common Stock as of October 17, 2003, as reported in the Company's Schedule 14D-9 filed on October 20, 2003, is 49,985,101.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Perry Corp., as managing general partner of Perry Partners, L.P., as investment manager of Perry Partners International, Inc. and as investment manager of Auda Classic, PLC ("Perry Corp."); (ii) Richard C. Perry, the sole stockholder of Perry Corp.; (iii) Everest Capital Limited, as agent for certain managed accounts ("Everest"); (iv) Salomon Brothers Asset Management Inc, on behalf of certain fiduciary clients, ("SBAM"); (v) Citigroup Financial Products Inc. (f/k/a Salomon Brothers Holding Company
      Inc), the sole shareholder of SBAM, ("CFP"); (vi) Citigroup Global Markets Holdings Inc. (f/k/a Salomon Smith Barney Holdings Inc.), the sole shareholder of CFP ("CGMH"); (vii) Citigroup Inc., the sole shareholder of CGMH ("Citigroup"); (viii) Silver Point Capital Fund, L.P. (the "Partnership"); (ix) Silver Point Capital General Partner, LLC (the "General Partner"); (x) Silver Point Capital Holdings, LLC ("SPCH"); (xi) Silver Point Partners ("SPP"); (xii) Silver Point Capital, L.P. (the "Investment Manager"); (xiii) Silver Point Capital Management, L.P. ("IMGP"); (xiv) Silver Point Capital Management, LLC ("SPCM"); (xv) Edward
      A. Mule and (xvi) Robert O'Shea (viii-xvi collectively, "Silver Point").

      Perry Corp. is the direct beneficial owner of the Company's Common Stock. Richard C. Perry's beneficial ownership is indirect as a result of his ownership of Perry Corp.

      SBAM is the direct beneficial owner of the Company's Common Stock. CFP's beneficial ownership is indirect as a result of its ownership of SBAM. CGMH's beneficial ownership is indirect as a result of its ownership of CFP. Citigroup's beneficial ownership is indirect as a result of its ownership of CGMH.

      The Partnership is a direct beneficial owner of the Company's Common Stock. The General Partner, SPCH and SPP are indirect beneficial owners of the Company's Common Stock as a result of their relationships to the Partnership. The Investment

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 19 of 51
----------------------                                        ------------------

      Manager, IMGP, SPCM, Edward A. Mule, and Robert O'Shea are indirect beneficial owners of the Company's Common Stock as a result of their relationships to the Partnership and Silver Point Capital Offshore Fund, Ltd.

      The indirect beneficial ownership interests of Richard C. Perry, CFP, CGMH, Citigroup, the General Partner, SPCH, SPP, Investment Manager, IMGP, SPCM, Edward A. Mule and Robert O'Shea are reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specified time period. The answers on blocks 8, 10, 11, and 13 on pages 3, 6, 7 and 8 above and the response in Item 5 below by Richard C. Perry, CFP, CGMH, Cititgroup, the General Partner, SPCH, SPP, Investment Manager, IMGP, SPCM, Edward A. Mule and Robert O'Shea are given on the basis of the "indirect" beneficial ownership referred to in such Rule based on the direct beneficial ownership of the Company's Common Stock and the relationships between the entities given above.

(b)   The principal business addresses for the Reporting Persons are as follows:

      (i) Perry Corp.: 599 Lexington Avenue, New York, NY 10022;

      (ii) Richard C. Perry: 599 Lexington Avenue, New York, NY 10022;

      (iii) Everest: The Bank of Butterfield Building, 65 Front Street, 6th Floor, Hamilton, Bermuda HMJX;

      (iv) SBAM: 399 Park Avenue, New York, NY 10022;

      (v) CFP: 388 Greenwich Street, New York, NY 10013;

      (vi) CGMH: 388 Greenwich Street, New York, NY 10013;

      (vii) Citigroup: 399 Park Avenue, New York, NY 10022; and

      (viii) Silver Point: 600 Steamboat Road, Greenwich, CT 06830.

(c)   The principal businesses of the Reporting Persons are as follows:

      (i) Perry Corp. is a registered investment adviser that provides asset management services to private investment funds;

      (ii) Richard C. Perry is President, sole director, and sole stockholder of Perry Corp.;

      (iii) Everest is investment management of private investment vehicles and managed accounts;

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 20 of 51
----------------------                                        ------------------

      (iv) SBAM is a registered investment adviser that provides investment management services to registered investment companies, individuals and institutions on a discretionary basis;

      (v) CFP is a holding company principally engaged, through its subsidiaries, in securities brokerage, asset management and related financial services;

      (vi) CGMH is a holding company principally engaged, through its subsidiaries, in securities brokerage, asset management and related financial services; and

      (vii) Citigroup is a diversified holding company that, through its subsidiaries, provides a broad range of financial services to consumer and corporate customers around the world.

      The following information with respect to the executive officers and directors of the corporate Reporting Persons is set forth on Schedule A, attached hereto: (i) name; (ii) business address; (iii) the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship. The information regarding the executive officers and directors is provided solely by reason of Instruction C to Schedule 13D; they are not Reporting Persons for purposes of this Schedule 13D.

(d) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On April 28, 2003, Salomon Smith Barney, Inc., now known as Citigroup Global Markets Inc. ("CGMI"), announced final agreements with the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. CGMI agreed to pay $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. CGMI reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

      Other than described above, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 21 of 51
----------------------                                        ------------------

      mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship of the Reporting Persons is as follows:

      (i) Perry Corp. is a New York corporation;

      (ii) Richard C. Perry is a U.S. citizen;

      (iii) Everest is a Bermuda corporation;

      (iv) SBAM is a Delaware corporation;

      (v) CFP is a Delaware corporation;

      (vi) CGMH is a Delaware corporation;

      (vii) Citigroup is a Delaware corporation; and

      (viii) Silver Point is group of Delaware entities and United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Perry Corp. and Richard C. Perry is $21,562,308.17. The source of funds for this consideration was working capital.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Everest is $19,778,387. The source of funds for this consideration was working capital.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by SBAM, CFP, CGMH and Citigroup is $45,260,419. The source of funds for this consideration was working capital.

The source of funds for the Common Stock beneficially owned by Silver Point was working capital.

Item 4. Purpose of Transaction.

On October 6, 2003, UnitedGlobalCom, Inc. ("United") announced an exchange offer for all of the outstanding publicly held shares of the Company that United and its subsidiaries do not already own (the "Offer"). Pursuant to the terms of the Offer, the Company's stockholders will receive 9 shares of United's Class A common stock for each outstanding share of the

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 22 of 51
----------------------                                        ------------------

Company validly tendered and not withdrawn in the exchange offer. On October 17, 2003, Perry Corp., Everest, SBAM and Silver Point Capital (collectively, the "Stockholders") reached an agreement in principle to act together as the Committee to Obtain Fair Value for Minority Stockholders of UGC Europe, Inc. (the "Committee"). The Stockholders formed the Committee because they are disappointed with the exchange ratio and other issues relating to the value of United's Offer. Although the Stockholders have no written agreement at this time which sets forth the terms of their participation on the Committee, they have agreed to take concerted action to obtain fair value for the Common Stock held by the Stockholders and other minority stockholders of the Company.

As a result of their participation in the Committee, the Stockholders formed a "group," within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The formation of a group is deemed an acquisition by the group of the shares held individually by the group's members. The filing of this
Schedule 13D is necessitated because the group holds more than 5% of the outstanding Common Stock of the Company.

The Stockholders intend to take any and all action they deem appropriate to maximize the value of their shares, including, without limitation, negotiating together with representatives of the Company and United for, and otherwise advocating, a fair price for their shares.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 23 of 51
----------------------                                        ------------------

Item 5. Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) Perry Corp. beneficially owns 952,525 shares of Common Stock and is the beneficial owner of 1.9% of the Common Stock.

            (ii) Richard C. Perry, as the President, sole director and sole stockholder of Perry is an indirect beneficial owner of 952,525 shares of Common Stock and the indirect beneficial owner of 1.9% of the Common Stock.

            (iii) Everest beneficially owns 576,521 shares of Common Stock and is the beneficial owner of 1.2% of the Common Stock.

            (iv) SBAM beneficially owns 1,700,880 shares of Common Stock and is the beneficial owner of 3.4% of the Common Stock.

            (v) CFP is an indirect beneficial owner of 1,700,880 shares of Common Stock and is the indirect beneficial owner of 3.4% of the Common Stock.

            (vi) CGMH is an indirect beneficial owner of 1,700,880 shares of Common Stock and is the indirect beneficial owner of 3.4% of the Common Stock.

            (vii) Citigroup is an indirect beneficial owner of 1,700,880 shares of Common Stock and is the indirect beneficial owner of 3.4% of the Common Stock.

            (viii) Silver Point directly and indirectly beneficially owns
                  728,766 shares of the Common Stock and is the direct and indirect beneficial owner of 1.5% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to beneficially own 3,958,695 shares of Common Stock and 7.9% of the Common Stock.

            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 24 of 51
----------------------                                        ------------------

                     Sole Power        Shared          Sole Power      Shared Power     Percentage of     Aggregate     Percentage
                      to Vote/        Power to         to Dispose/     to Dispose/       Common Stock    Beneficial      of Common
                       Direct           Vote/            Direct           Direct          (not as a     Ownership (2)   Stock (as a
                      Vote (1)       Direct Vote       Disposition     Disposition        group) (1)                    group) (2)
                                         (1)               (1)             (1)

Perry Corp.            952,525                0          952,525                0            1.9%        3,958,695         7.9%

Richard C
Perry (as
indirect
beneficial
owner)                 952,525                0          952,525                0            1.9%        3,958,695         7.9%

Everest                576,521                0          576,521                0            1.2%        3,958,695         7.9%

SBAM                         0        1,700,880                0        1,700,880            3.4%        3,958,695         7.9%

CFP                          0        1,700,880                0        1,700,880            3.4%        3,958,695         7.9%

CGMH                         0        1,700,880                0        1,700,880            3.4%        3,958,695         7.9%

Citigroup                    0        1,700,880                0        1,700,880            3.4%        3,958,695         7.9%

Partnership                  0          255,257                0          255,257           0.05%        3,958,695         7.9%

General Partner              0          255,257                0          255,257           0.05%        3,958,695         7.9%

SPCH                         0          255,257                0          255,257           0.05%        3,958,695         7.9%

SPP                          0          255,257                0          255,257           0.05%        3,958,695         7.9%

Investment
Manager                      0          728,766                0          728,766            1.5%        3,958,695         7.9%

IMGP                         0          728,766                0          728,766            1.5%        3,958,695         7.9%

SPCM                         0          728,766                0          728,766            1.5%        3,958,695         7.9%

Edward A. Mule               0          728,766                0          728,766            1.5%        3,958,695         7.9%

Robert O'Shea                0          728,766                0          728,766            1.5%        3,958,695         7.9%


(1) Calculated in accordance with Rule 13d-3 of the Exchange Act, excluding shares owned beneficially solely because of the formation of a group.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 25 of 51
----------------------                                        ------------------

(2) Calculated in accordance with Rule 13d-3 and Rule 13d-5(b)(1) of the Exchange Act, including shares owned beneficially solely because of the formation of a group.

                                -----------------

            (c) To the best knowledge of the Reporting Persons, there have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except for the following open market transactions:

         Perry Corp.

            (1) On October 6, 2003, Perry Corp. sold 38,500 shares of Common Stock at a price of $56.18 per share and 5,000 shares of Common Stock at a price of $55.49 per share.

            (2) On October 8, 2003, Perry Corp. purchased 21,800 shares of Common Stock at a price of $$56.12 per share.

            (3) On October 9, 2003, Perry Corp. purchased 24,081 shares of Common Stock at a price of $57.23 per share.


            (4) On October 10, 2003, Perry Corp. purchased 10,000 shares of Common Stock at a price of $57.69 per share.

            (5) On October 13, 2003, Perry Corp. purchased 2,800 shares of Common Stock at a price of $59.00 per share and 6,925 shares of Common Stock at a price of $58.26 per share.

            (6) On October 14, 2003, Perry Corp. purchased 25,000 shares of Common Stock at a price of $59.45 per share and 10,000 shares of Common Stock at a price of $59.45 per share.

            (7) On October 15, 2003, Perry Corp. purchased 2,300 shares of Common Stock at a price of $60.19 per share.

            (8) On October 16, 2003, Perry Corp. sold 30,000 shares of Common Stock at a price of $62.20 per share and 1,000 shares of Common Stock at a price of $62.24 per share.

            (9) On October 17, 2003, Perry Corp. purchased 12,500 shares of Common Stock at a price of $62.59 per share and 400 shares of Common Stock at a price of $62.03 per share.

            SBAM

            (1) On September 3, 2003, SBAM sold 25,000 shares of Common Stock at a price of $61.45 per share.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 26 of 51
----------------------                                        ------------------

            (2) On September 4, 2003, SBAM sold 21,800 shares of Common Stock at a price of $60.77 per share.

            (3) On September 5, 2003, SBAM sold 18,500 shares of Common Stock at a price of $60.00 per share and 27,500 shares of Common Stock at a price of $60.05 per share.

            (4) On September 8, 2003, SBAM sold 12,800 shares of Common Stock at a price of $59.50 per share and 30,600 shares of Common Stock at a price of $59.90 per share.

            (5) On September 9, 2003, SBAM sold 2,500 shares of Common Stock at a price of $59.00 per share.

            (6) On September 10, 2003, SBAM purchased 1,800 shares of Common Stock at a price of $56.35 per share.

            (7) On September 11, 2003, SBAM purchased 1,800 shares of Common Stock at a price of $55.30 per share.

            (8) On September 12, 2003, SBAM purchased 3,600 shares of Common Stock at a price of $54.46 per share.

            (9) On September 17, 2003, SBAM sold 10,000 shares of Common Stock at a price of $57.71 per share.

            (10) On September 19, 2003, SBAM sold 10,050 shares of Common Stock at a price of $57.69 per share.

            (11) On September 29, 2003, SBAM sold 9,200 shares of Common Stock at a price of $54.40 per share and 1,754 shares of Common Stock at a price of $54.00 per share.

            (12) On October 1, 2003, SBAM purchased 7,800 shares of Common Stock at a price of $52.22 per share.

            (13) On October 2, 2003, SBAM purchased 3,500 shares of Common Stock at a price of $52.25 per share.

            (14) On October 8, 2003, SBAM purchased 5,100 shares of Common Stock at a price of $56.21 per share.

            (15) On October 14, 2003, SBAM sold 50,000 shares of Common Stock at a price of $59.44 per share.

            (16) On October 15, 2003, SBAM sold 24,360 shares of Common Stock at a price of $62.12 per share.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 27 of 51
----------------------                                        ------------------

            The Partnership

            (1) On September 17, 2003, the Partnership sold 8,750 shares of Common Stock at a price of $57.43 per share.

            (2) On September 25, 2003, the Partnership sold 8,750 shares of Common Stock at a price of $56.44 per share.

            (3) On September 26, 2003, the Partnership sold 8,750 shares of Common Stock at a price of $53.35 per share.

            (4) On October 3, 2003, the Partnership sold 7,000 shares of Common Stock at a price of $53.76 per share.

            (5) On October 6, 2003, the Partnership sold 10,500 shares of Common Stock at a price of $56.35 per share.

            (6) On October 7, 2003, the Partnership sold 70 shares of Common Stock at a price of $56.60 per share.

            (7) On October 8, 2003, the Partnership sold 7,455 shares of Common Stock at a price of $56.25 per share.

            (8) On October 9, 2003, the Partnership sold 15,750 shares of Common Stock at a price of $56.74 per share.

               Investment Manager

            (1) On September 17, 2003, the Partnership sold 16,250 shares of Common Stock at a price of $57.43 per share.

            (2) On September 25, 2003, the Partnership sold 16,250 shares of Common Stock at a price of $56.44 per share.

            (3) On September 26, 2003, the Partnership sold 16,250 shares of Common Stock at a price of $53.35 per share.

            (4) On October 3, 2003, the Partnership sold 13,000 shares of Common Stock at a price of $53.76 per share.

            (5) On October 6, 2003, the Partnership sold 19,500 shares of Common Stock at a price of $56.35 per share.

            (6) On October 7, 2003, the Partnership sold 130 shares of Common Stock at a price of $56.60 per share.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 28 of 51
----------------------                                        ------------------

            (7) On October 8, 2003, the Partnership sold 13,845 shares of Common Stock at a price of $56.25 per share.

            (8) On October 9, 2003, the Partnership sold 29,250 shares of Common Stock at a price of $56.74 per share.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            The General Partner, as general partner of the Partnership, has the power to direct its affairs, including decisions concerning the voting and disposition of the shares. SPCH is the managing member of the General Partner and in that capacity its operations. SPP is the managing member of SPCH and in that capacity directs its operations.

            The Investment Manager, as investment manager to the Partnership and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund"), has the power to vote and dispose of shares held directly by each of the Partnership and Offshore Fund. IMGP is the general partner of Investment Manager, and in that capacity directs its operations. SPCM is the managing member of IMGP and that capacity directs its operations.

            Edward A. Mule and Robert O'Shea are the managing members of SPCM and the partners of SPP and in such capacities direct the operations of each.

            No person other than the remaining Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Although the Stockholders do not have a written agreement at this time which sets forth the terms of their participation on the Committee, they have agreed to take concerted action to obtain fair value for the Common Stock held by the Stockholders and other minority stockholders of the Company.

Except for the arrangements described in Item 5(d) above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 29 of 51
----------------------                                        ------------------

(legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

EXHIBIT 1 Letter, dated October 17, 2003, from the Stockholders to the Company's Special Committee of Independent Directors to notify it of their disappointment relating to the terms of the proposed exchange offer between United and the Company and of their formation of the Committee to Obtain Fair Value for Minority Stockholders of UGC Europe, Inc.

EXHIBIT 2   Press Release, dated October 19, 2003.

EXHIBIT 3   Joint Filing Agreement, dated October 27, 2003.

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 30 of 51
----------------------                                        ------------------


Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALOMON BROTHERS ASSET
   MANAGEMENT INC, on behalf of
   certain fiduciary clients



By:  /s/ Robert M. Donahue, Jr.
   ----------------------------
   Name: Robert M. Donahue, Jr.
   Title: Managing Director


Date: 10/27/03

CITIGROUP FINANCIAL PRODUCTS INC
   (f/k/a Salomon Brothers
   Holding Company Inc)



By:  /s/ Serena D. Moe
   -------------------
   Name: Serena D. Moe
   Title: Assistant Secretary


Date:  10/27/03

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 31 of 51
----------------------                                        ------------------

CITIGROUP GLOBAL MARKETS
   HOLDINGS INC.   (f/k/a Salomon Smith
   Barney Holdings Inc)



By:    /s/ Serena D. Moe
   ---------------------
   Name: Serena D. Moe
   Title: Assistant Secretary


Date:  10/27/03



CITIGROUP INC.


By:    /s/ Serena D. Moe
   ---------------------
   Name: Serena D. Moe
   Title: Assistant Secretary


Date:  10/27/03



PERRY CORP., as Managing General
   Partner of Perry Partners, L.P.



By:    /s/ Paul Leff
   -----------------
   Name: Paul Leff
   Title: Senior Managing Director


Date: 10/27/03

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 32 of 51
----------------------                                        ------------------

PERRY CORP., as Investment Manager of
   Perry Partners International, Inc.



By:  /s/ Paul Leff
   ---------------
   Name: Paul Leff
   Title: Senior Managing Director


Date:  10/27/03



PERRY CORP., as Investment Manager of
   Auda Classic, PLC



By: /s/ Paul Leff
   ---------------
   Name: Paul Leff
   Title: Senior Managing Director


Date:  10/27/03


By: /s/ Richard C. Perry
   ---------------------
   Name: Richard C. Perry


Date:  10/27/03

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 33 of 51
----------------------                                        ------------------

EVEREST CAPITAL LIMITED, as agent for
   certain managed accounts



By: /s/ Malcolm Stott
   ------------------
   Name: Malcolm Stott
   Title: Chief Operating Officer



Date:  10/27/03


By: /s/ Edward A. Mule
   -------------------

Name: Edward A. Mule,
individually and (a) as partner
of Silver Point Partners, for
itself and as managing member of
Silver Point Capital Holdings,
LLC, for itself and as managing
member of Silver Point Capital
General Partner, LLC, for itself
and as general partner of Silver
Point Capital Fund, L.P.; and
(b) as managing member of Silver
Point Capital Management, LLC,
for itself and as the general
partner of Silver Point Capital
Management, L.P., for itself and
as the general partners of
Silver Point Capital, L.P.


Date:  10/27/03

----------------------                                        ------------------
CUSIP No. 461120 10 7             SCHEDULE 13D                 Page 34 of 51
----------------------                                        ------------------


By: /s/ Robert O'Shea
   ------------------
   Name: Robert O'Shea


Date:  10/27/03

                                                                      SCHEDULE A

I. Officers and Directors at Perry Corp. (other than Richard C. Perry):

    Name and Principal Occupation       Citizenship      Business Address
    -----------------------------       -----------      ----------------
                                            USA

    Randall Borkenstein                                 c/o Perry Corp.
    Chief Financial Officer                             599 Lexington Ave,
                                                        36th Floor
                                                        New York, NY 10022

    William J. Vernon                       USA         c/o Perry Corp.
    Secretary                                           599 Lexington Ave,
                                                        36th Floor
                                                        New York, NY 10022

II. Officers and Directors at Everest:

    Name and Principal Occupation       Citizenship      Business Address
    -----------------------------       -----------      ----------------

    Malcolm Stott                         British     The Bank of Butterfield
                                                      Building

    Chief Operating Officer                           65 Front Street, 6th Floor
    and Director                                      Hamilton, Bermuda HMJX

III. Officers and Directors at Salomon Brothers Asset Management Inc.:

                                                         Principal Occupation
            Name and Title              Citizenship      and Business Address
            --------------              -----------      --------------------

    Virgil H. Cumming                       USA      Chief Investment Officer
    Director                                         Retail & High Net Worth
                                                     Citigroup Asset Management
                                                     399 Park Avenue
                                                     New York, NY 10022

    Evan Merberg                            USA      Chief Administrative
    Director                                         Officer Citigroup Asset
                                                     Management
                                                     399 Park Avenue
                                                     New York, NY 10022

    Peter Wilby                             USA      Chief Investment Officer
    Director and Executive Officer                   North American Fixed Income
                                                     Citigroup Asset Management
                                                     399 Park Avenue
                                                     New York, NY 10022

    William Arnold                          USA      Chief Financial Officer
    Executive Officer                                Citigroup Asset Management
                                                     399 Park Avenue
                                                     New York, NY 10022

IV. Officers and Directors at Citigroup Inc.:

                                                        Principal Occupation
            Name and Title             Citizenship      and Business Address
            --------------             -----------      --------------------

     C. Michael Armstrong                  USA      Chairman
     Director                                       Comcast Corporation
                                                    114 Avenue of the Americas
                                                    21st Floor
                                                    New York, NY 10036

     Alain J. P. Belda                    Brazil    Chairman and Chief Executive
     Director                                       Officer
                                                    Alcoa
                                                    390 Park Avenue, 11th Floor
                                                    New York, NY 10022

     George David                          USA      Chairman and Chief Executive
     Director                                       Officer
                                                    United Technologies
                                                    Corporation
                                                    One Financial Plaza
                                                    Hartford, CT 06101

     Kenneth T. Derr                       USA      Chairman, Retired
     Director                                       Chevron Texaco Corporation
                                                    345 California Street
                                                    Room 3016
                                                    San Francisco, CA 94104

     John M. Deutch                        USA      Institute Professor
     Director                                       Massachusetts Institute of
                                                    Technology
                                                    77 Massachusetts Ave.,
                                                    Room 6-208
                                                    Cambridge, MA 02139

     The Honorable Gerald R. Ford          USA      Former President of the
     Honorary Director                              United States
                                                    40365 Sand Dune Road
                                                    Rancho Mirage, CA 92270

     Roberto Hernandez Ramirez            Mexico    Chairman of the Board
     Director                                       Banco Nacional de Mexico
                                                    Actuario Roberto Medellin
                                                    No. 800
                                                    5th Floor
                                                    Col. Sante Fe, 01210
                                                    Mexico City, Mexico

     Ann Dibble Jordan                      USA     Consultant
     Director                                       2940 Benton Place, NW
                                                    Washington, DC 20008-2718

     Dudley C. Mecum                        USA     Managing Director
     Director                                       Capricorn Holdings, LLC
                                                    30 East Elm Street
                                                    Greenwich, CT 06830

     Richard D. Parsons                     USA     Chairman and Chief Executive
     Director                                       Officer
                                                    Time Warner Inc.
                                                    75 Rockefeller Plaza,
                                                    29th Floor
                                                    New York, NY 10019

     Andrall E. Pearson                     USA     Founding Chairman
     Director                                       Yum! Brands, Inc.
                                                    41 Meadow Wood Drive
                                                    Greenwich, CT 06830

     Charles Prince                         USA     Chief Executive Officer
     Director and Executive Officer                 Citigroup Inc.
                                                    399 Park Avenue, 2nd Floor
                                                    New York, NY 10022

     Robert E. Rubin                        USA     Member of the Office of the
     Director and Executive Officer                 Chairman
                                                    Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Franklin A. Thomas                     USA     Consultant
     Director                                       TFF Study Group
                                                    595 Madison Avenue,
                                                    33rd Floor
                                                    New York, NY 10022

     Sanford I. Weill                       USA     Chairman of the Board
     Director and Executive Officer                 Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Robert B. Willumstad                   USA     President and Chief
     Director and Executive Officer                 Operating Officer
                                                    Citigroup Inc.
                                                    399 Park Avenue, 2nd Floor
                                                    New York, NY 10022

     Arthur Zankel                          USA     Senior Managing Member
     Director                                       High Rise Capital
                                                    Management, L.P.
                                                    535 Madison Avenue,
                                                    26th Floor
                                                    New York, NY 10022

     Sir Winfried F. W. Bischoff          United    Chairman
     Executive Officer                    Kingdom   Citigroup Europe
                                            and     33 Canada Square
                                          Germany   Canary Wharf
                                                    London E14 5LB
                                                    United Kingdom

     Michael A. Carpenter                   USA     Chairman and Chief Executive
     Executive Officer                              Officer
                                                    Citigroup Global Investments
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Robert Druskin                         USA     Chief Executive Officer and
     Executive Officer                              President Citigroup Global
                                                    Markets Holdings Inc.,
                                                    Citigroup Financial Products
                                                    Inc. and Citigroup Global
                                                    Markets Inc.
                                                    388 Greenwich Street, 39th
                                                    Floor
                                                    New York, NY 10013

     Stanley Fischer                        USA     Vice Chairman
     Executive Officer                              Citigroup Inc.
                                                    399 Park Avenue, 10th Floor
                                                    New York, NY 10022

     William P. Hannon                      USA     Controller and Chief
     Executive Officer                              Accounting Officer
                                                    Citigroup Inc.;
                                                    Managing Director
                                                    Citigroup Business Services
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Michael S. Helfer                      USA     General Counsel and
     Executive Officer                              Corporate Secretary
                                                    Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Thomas W. Jones                        USA     Chairman and Chief Executive
     Executive Officer                              Officer Global Investment
                                                    Management and Private
                                                    Banking Group
                                                    399 Park Avenue, 4th Floor
                                                    New York, NY 10022

     Sallie L. Krawcheck                    USA     Chairman and Chief Executive
     Executive Officer                              Officer
                                                    Smith Barney
                                                    388 Greenwich Street, 39th
                                                    Floor
                                                    New York, NY 10013

     Marjorie Magner                        USA     Chairman and Chief Executive
     Executive Officer                              Officer
                                                    Global Consumer Group
                                                    399 Park Avenue, 2nd Floor
                                                    New York, NY 10022

     Michael T. Masin                       USA     Vice Chairman and Chief
     Executive Officer                              Operating Officer
                                                    Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Sir Deryck C. Maughan                United    Vice Chairman
     Executive Officer                    Kingdom   Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Victor J. Menezes                      USA     Senior Vice Chairman
     Executive Officer                              Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     William R. Rhodes                      USA     Senior Vice Chairman
     Executive Officer                              Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022

     Todd S. Thomson                        USA     Chief Financial Officer
     Executive Officer                              Citigroup Inc.
                                                    399 Park Avenue, 3rd Floor
                                                    New York, NY 10022